FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2007

HOLMES FINANCING (No 9) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 9) PLC
Profit & Loss Account
Period Ended 16 July 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	39,394	38,640
Interest receivable - Cash deposits
	39,394	38,640

Interest payable - Notes	(39,394)	(38,640)
	(39,394)	(38,640)

Net operating income	-	-

Operating expenses	578	(128)

Profit on ordinary activities before taxation	578	(128)

Taxation	(173)	38

Profit on ordinary activities after taxation	405	(89)

Dividend	-	-

Retained profit brought forward	(362)	(272)

Retained profit carried forward	43	(362)

Holmes Financing (No. 9) PLC
Balance Sheet
Period Ended 16 July 2007

	£'000	£'000

Fixed asset investments
Loans to Funding		2,778,906

Current assets
Sundry debtors
Sundry debtors	-
Deferred Tax	59
Cash at bank	15
	73

Creditors: Amounts falling due within one year
Fair value derivative	-
Sundry creditors	18
Accrued interest payable	-
	18

Net current assets		56

Total assets less current liabilities		2,778,962

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(2,778,906)
		-
Net assets		56

Capital and reserves
Share capital		13
Reserves		43
		56

Holmes Financing (No. 9) PLC
Notes Outstanding
Period Ended 16 July 2007

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638SAA69	US$	1 month USD Libor
Series 2 Class A	US43638SAB43	US$	3 month USD Libor
Series 3 Class A1	XS0200691805	EUR	3 month Euribor
Series 3 Class A2	XS0200691987	GBP	3 month Sterling Libor
Series 4 Class A	XS0200692019	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	December 2006	December 2006	-3	N/A
Series 2 Class A	October 2010	October 2008	6	12
Series 3 Class A1	October 2010	April 2010	10	20
Series 3 Class A2	October 2010	April 2010	9	18
Series 4 Class A	October 2010	July 2010	9	18

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	P-1	A-1+	F1+
Series 2 Class A	Quarterly	15-Oct-2007	Aaa	AAA	AAA
Series 3 Class A1	Quarterly	15-Oct-2007	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	15-Oct-2007	Aaa	AAA	AAA
Series 4 Class A	Quarterly	15-Oct-2007	Aaa	AAA	AAA

Holmes Financing (No. 9) PLC
Notes Outstanding
Period Ended 16 July 2007

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,740,000,000	$1,740,000,000	$1,740,000,000	$0
Series 2 Class A	$2,175,000,000	$2,175,000,000	$0	$2,175,000,000
Series 3 Class A1	€740,000,000	€740,000,000	€0	€740,000,000
Series 3 Class A2	£400,000,000	£400,000,000	£0	£400,000,000
Series 4 Class A	£600,000,000	£600,000,000	£0	£600,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Deutsche		Aa3 and P-1 / A-1+ / AA- and F1+	below A1 or P-1 / A-1+ / A+ or F1	Series Repaid
Series 2 Class A	Deutsche		Aa3 and P-1 / A-1+ / AA- and F1+	below A1 or P-1 / A-1+ / A+ or F1
Series 3 Class A1	Deutsche		Aa3 and P-1 / A-1+ / AA- and F1+	below A1 or P-1 / A-1+ / A+ or F1
Series 3 Class A2	GBP - n/a
Series 4 Class A	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period Ended 16 July 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	334,842	253,315
Interest receivable - Cash Deposits	30,952	28,800
Gain/(Loss) on fair value of interest rate swap	25,490	(15,941)
	391,284	266,174

Interest payable - Inter-company loans	(318,814)	(231,979)
Interest payable - Start up loans	-	-
	(318,814)	(231,979)

Net operating income	72,470	34,195

Other income	8,465	6,153
Provisions	(2,213)	(2,020)
Expenses	(4,173)	(7,018)
Start up costs amortisation	(2,487)	(1,811)
Deferred consideration	(46,570)	(45,440)

Profit/(loss) on ordinary activities before taxation	25,492	(15,941)

Taxation	(7,647)	4,782

Profit/(loss) on ordinary activities after taxation	17,845	(11,159)

Dividend	-	-

Retained profit/(loss) brought forward	30,958	42,117

Retained profit/(loss) carried forward	48,803	30,958

Holmes Funding Limited
Balance Sheet
Period Ended 16 July 2007

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		23,580,439
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	127,173
Deferred expenditure (costs of securing)	18,933
Sundry debtors	-
Deferred taxation / group relief receivable
Cash at bank:	417,830
Reserve funding	2,470
Transaction account	2,091,557
Funding GIC account	2,657,963

Creditors: Amounts falling due within one year
Deferred consideration creditor	176,509
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	239,802
Deferred taxation / group relief receivable	20,833
Corporation Taxation	47
	437,191

Net current assets		2,220,772

Total assets less current liabilities		25,801,211

Creditors: Amounts falling due after more than one year
Inter-company loans		(25,675,408)
Start up loans		(77,000)

Net assets		48,803

Capital and reserves
Share capital (£2)		-
Reserves		48,803
		48,803

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 16 July 2007

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			2,079,190

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	351,000		-	-

Initial closing reserve funds	393,280		-	-
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	24,551		-	-
Closing reserve balance	417,830		-	-

Target reserve funds	420,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Interest Added	Closing balance

Initial start up loan (incl. accrued interest)	-		-	-	-
Second start up loan (incl. accrued interest)	-		-	-	-
Third start up loan	-		-	-	-
Fourth start up loan	-		-	-	-
Fifth start up loan	-		-	-	-
Sixth start up loan	-		-	-	-
Seventh start up loan	-		-	-	-
Eigth start up loan	-		-	-	-
Master Issuer 2007-1 start-up loan	77,233		-	1,125	78,358
Closing balance	77,233		-	1,125	78,358

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 16 July 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	566,120	454,969
Interest receivable - Cash Deposits	9,558	6,356
	575,678	461,325

Interest payable - Mortgages	(566,120)	(454,969)
Interest payable - Cash Deposits	(9,558)	(6,356)
	(575,678)	(461,325)

Net operating income	-	-

Fees receivable	6,344	6,064
Fees payable	(6,344)	(6,064)

Operating expenses	(5,709)	(5,807)
Provision charges	2,998	2,251
Other income	2,711	3,556

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 16 July 2007

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		39,608,824
8
Current assets
Bank interest receivable	1,005
Cash at bank	393,431
Amounts due from Seller	35,334
Other debtors
Accrued interest receivable	90,842
	520,612

Creditors: Amounts falling due within one year
Amounts due to Funding	127,173
Sundry creditors	-
	127,173

Net current assets		393,439

Total assets less current liabilities		40,002,263

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(16,028,385)
Funding share of mortgage loans		(23,580,439)

Seller share of cash at bank		(393,431)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 9) PLC

Dated: 16 August 2007	By / s / Jessica Petrie
(Authorised Signatory)